Exhibit 99.4

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Husky Energy Inc. (“Husky”) has chosen to use notice and access for delivery of meeting materials to holders of its common shares. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders' meeting. However, instead of receiving a paper copy of the management information circular dated March 24, 2020 (the “Circular”), shareholders receive this notice explaining how to access such materials electronically.

MEETING DATE AND LOCATION

WHEN:	Wednesday, April 29, 2020 at 10:30 a.m. (Calgary time)

WHERE:	Virtual meeting via live audio webcast
https://web.lumiagm.com/289642000

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

1.	Appointment of Auditors: Shareholders will be asked to appoint KPMG LLP as Husky’s auditors. Information respecting the appointment of KPMG LLP can be found in the Circular under “Business of the Meeting – Appointment of Auditors”.

2.	Election of Directors: Shareholders will be asked to elect 16 directors for the ensuing year. Information respecting the election of directors can be found in the Circular under “Business of the Meeting – Election of Directors” and “Director Nominees”.

3.	Changes to By-law No. 1: Shareholders will be asked to approve the resolution to confirm amendments to the Corporation’s By-Law No. 1 to (i) provide for electronic shareholders’ meetings; (ii) increase the quorum requirements applicable to shareholders’ meetings; and (iii) limit the location of shareholders’ meetings to anywhere in Alberta.
4.	Other Business: Shareholders may be asked to consider other items of business that are properly brought before the meeting. Information respecting the use of discretionary authority to vote on any such other business can be found in the Circular under “Voting Questions and Answers”.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The meeting materials can be viewed online at www.sedar.com or at the following internet address:

http://www.huskyenergy.com/downloads/investorrelations/2020/HSE_Mgt_Info_Cir2020.pdf

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Circular was filed on SEDAR by:

➢	Calling 1-855-527-5005

Requests should be received at least 10 business days in advance of the proxy deposit date set out in the accompanying proxy or voting instruction form in order to receive the meeting materials in advance of such date and the meeting date.

Husky has determined that only those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Circular with this notification.

VOTING

Due to current events surrounding concerns about the spread of the COVID-19 virus in Alberta, Husky is holding its Annual and Special Meeting of Shareholders as a completely virtual meeting, which will be conducted via live audio webcast. Shareholders will not be able to attend the meeting in person. Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate in and vote at the meeting.

Beneficial shareholders, those shareholders whose shares are registered in the name of another person (usually in the name of a broker or the broker’s agent), are asked to return their voting instruction forms using one of the following methods by the date and time set out in the accompanying voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493 (English)
1-800-474-7501 (French)

MAIL:	Data Processing Centre
PO Box 2800 Stn LCD Malton
Mississauga, ON L5T 2T7

Beneficial shareholders who have not duly appointed themselves as proxyholders will not be able to attend, participate in or vote at the meeting. Shareholders who wish to appoint third party proxyholders to represent them at the meeting (including non-registered shareholders who wish to appoint themselves as proxyholders to attend, participate in or vote at the meeting) MUST submit their duly completed proxies or voting instruction forms AND register their proxyholders by no later than 10:30 a.m. Calgary time (12:30 p.m Toronto time) on April 27, 2020. Non-registered shareholders located in the United States must also provide Computershare with duly completed legal proxies if they wish to attend, participate in or vote at the meeting, or appoint third party proxyholders.

For more information on how to attend, participate in and vote at the meeting, how to deposit a proxy and how to appoint and register a proxyholder, please refer to the section “Voting Questions and Answers” of the management information circular of Husky dated March 24, 2020.

Registered shareholders, those shareholders whose shares are registered in their own names, are asked to return their proxies using one of the following methods by the date and time set out in the accompanying proxy form:

FACSIMILE:	1-866-249-7775 (within North America)
1-416-263-9524 (outside North America)

MAIL:	Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
Attention: Proxy Department

Please Note: You cannot use this notice to vote. If you request a paper copy of the meeting materials, you will not receive a new proxy or voting instruction form, so you should retain the proxy or voting instruction form accompanying this notice in order to vote.

Shareholders with questions about notice and access can call 1-866-964-0492 toll free.